                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         UNISON HEALTHCARE CORPORATION
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  0009091961
              --------------------------------------------------
                                (CUSIP Number)

                            RICHARD M. BAKER, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                 IMPERIAL BANK
                        9920 SOUTH LA CIENEGA BOULEVARD
                         INGLEWOOD, CALIFORNIA  90301
                                 (310)417-5929

              --------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                AUGUST 30, 1996
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -----------------------                                  ---------------------
 CUSIP NO. 009091-96-1                                    PAGE 2 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      IMPERIAL BANK
      95-2247354

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

 ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            935,593 (SEE ITEM 5(a) HEREIN)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          NONE
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             935,593 (SEE ITEM 5(a) HEREIN)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          NONE
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      935,593 (SEE ITEM 5(a) HEREIN)

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                          [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      BK

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the Common Stock, par value $.001 per share, of Unison HealthCare Corporation, a Delaware corporation (the "Issuer"). Issuer has its principal executive offices at 7272 E. Indian School Road, Suite 214, Scottsdale, Arizona 85251.


     ITEM 2.   IDENTITY AND BACKGROUND.

          This Schedule 13D is being filed by Imperial Bank, a California banking corporation ("Imperial"), whose principal business is banking. Imperial's executive offices are located at 9920 South La Cienega Boulevard, Inglewood, California 90301.

          Information regarding the directors and executive officers of Imperial is set forth on Schedule I hereto, which Schedule is incorporated herein by reference. Except as set forth on Schedule I, to the best of Imperial's knowledge, all of the directors and executive officers of Imperial are citizens of the United States.

          During the past five years, to the best of Imperial's knowledge, no person named on Schedule I hereto has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Imperial's right to acquire the securities described herein arises in connection with a loan transaction as more specifically described in Item 4 hereof.


     ITEM 4.   PURPOSE OF TRANSACTION.

          (a) This Schedule 13D is being filed in connection with that certain Loan Agreement (the "Loan Agreement"), dated as of August 16, 1996, between Imperial and Issuer, whereby, subject to the terms and conditions therein, Imperial made a loan to Issuer on August 30, 1996 (the "Closing Date") in the principal amount of $5,000,000 (the "Loan One"), and Imperial has agreed to make an additional loan to Issuer on October 1, 1996 in an amount between $500,000 and $2,500,000 (the "Loan Two" and together with Loan One, the "Loans").

          In connection with the Loan Agreement, Imperial entered into a Participation Agreement (the "Participation Agreement"), dated as of August 16, 1996, with Cruttenden Roth Bridge Fund, L.L.C., a California limited liability company ("Cruttenden"), having an office at 18301 Von Karman, Suite 100, Irvine, California 92715. Pursuant to the Participation Agreement, Imperial sold and Cruttenden purchased an undivided pro rata participation percentage interest in
                                  --------
the Loans. Cruttenden's participation percentage interest is 20%; however, in the event that Loan Two is funded, Cruttenden's participation percentage interest shall be decreased to that percentage which is equal to the result of dividing $1,000,000 by the sum of (a) $5,000,000, plus (b) the original principal amount of Loan Two.

          In consideration of Imperial making Loan One, Issuer issued to Imperial on the Closing Date a Warrant to purchase 200,000 shares of the Common Stock of Issuer at an exercise price of $13.88 per share (the "Warrant One"). Pursuant to the terms and conditions of the Warrant One, Imperial, and its successors and assigns, are entitled to purchase such shares at any time on or after the Closing Date until 12:00 midnight California local time on the date that is five years after the date that all obligations under the Loan Agreement have been paid in full.

          In consideration of and a condition precedent to Imperial making Loan Two, Issuer is required to issue to Imperial by October 1, 1996, a Warrant (the "Warrant Two") to purchase that number of shares of Common Stock of Issuer equal to the number of shares of the Common Stock of Issuer that would be issued by Issuer pursuant to the Warrant One if Warrant One was exercised on the date that Loan Two is made, multiplied by a fraction the numerator of which is the original principal amount of Loan Two and the denominator of which is 5,000,000 (the "Stipulated Number of Shares"). The Warrant Two is to provide for an exercise price equal to the then current market price of shares of Common Stock.

          Imperial and Issuer entered into the Loan Agreement for the purpose of providing Issuer with working capital. Upon certain events, as described more fully below, Imperial may convert the Loans into additional shares of Issuer's Common Stock.

          Imperial may, at its option, from time to time on or after the earlier of (i) February 17, 1997, or (ii) the date upon which an event of default has occurred under the Loan Agreement, convert all or any portion of the Loans into shares of Common Stock of Issuer. In the event that Imperial intends to exercise such option, Imperial shall notify Issuer in writing specifying the amount of the Loans that are to be converted and the number of shares of Common Stock to be issued to Imperial. Upon receipt of such written notice from Imperial, Issuer is required to, at its sole expense, promptly and diligently register and qualify all such shares in accordance with state and federal securities laws to enable Imperial to resell such shares to the public without restriction upon issuance to Imperial (the "Registration"). The number of shares of Common Stock to be issued to Imperial shall be determined by dividing the amount of the Loans that are converted by the Conversion Rate. The Conversion Rate is equal to eighty five percent (85%) of the current market price of a share of Common Stock calculated as of the latest practicable date before the Registration becomes effective (or, if the Registration does not become effective, and Imperial still exercises an option to convert, calculated as of the date of the written conversion notice). The shares of Common Stock shall be deemed to have been issued to Imperial as the record owner of such shares as of the close of business on the date of the written conversion notice. Upon effectiveness of the Registration, Imperial is required to use reasonable efforts to complete the sale of the shares pursuant to the Registration within a reasonable period of time, subject to market conditions and Imperial's intention to maximize the amount to be realized from the sale of shares.

          Imperial has no plans or proposals which relate to or would result in:

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries,

          (c) a sale or transfer of a material amount of assets of Issuer or of any of its subsidiaries,

          (d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

          (e) any material change in the present capitalization or dividend policy of Issuer,

          (f) any other material change in Issuer's business or corporate structure,

          (g) changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person,

          (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

          (i) a class of equity securities of Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act, or

          (j) any action similar to any of those enumerated above.


     ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

          (a) Pursuant to the Loan Agreement, on August 30, 1996 Issuer issued to Imperial the Warrant One entitling Imperial to purchase up to 200,000 shares of the Common Stock of Issuer. Upon exercise of the Warrant One, Imperial will be the owner of an aggregate of approximately 5.0% of Issuer's outstanding shares of Common Stock, based upon the assumption that there is no change in the 3,989,815 shares of Issuer's Common Stock outstanding as of August 16, 1996, except for the 200,000 additional shares that are issued upon exercise of the Warrant One.

          In the event that Imperial makes the Loan Two to Issuer, on October 1, 1996 Issuer will issue to Imperial the Warrant Two to purchase the Stipulated Number of Shares of Common Stock of Issuer. Upon exercise of the Warrant Two, Imperial will be the owner of an aggregate of approximately 7.0% of Issuer's outstanding shares of Common Stock, based upon the following assumptions: (i) Imperial exercises the Warrant One for 200,000 shares, (ii) the Loan Two is made in the maximum permitted amount of $2,500,000, (iii) the Stipulated Number of Shares is 100,000, and (iv) there is no change in the 3,989,815 shares of Issuer's Common Stock outstanding as of August 16, 1996, except for the 300,000 additional shares that are issued upon exercise of the Warrant One and the Warrant Two.

          In the event that Imperial converts the Loans into shares of Common Stock of Issuer pursuant to the terms of the Loan Agreement, Imperial will be the owner of an additional 635,593 shares of Common Stock of Issuer and an aggregate of approximately 19.0% of Issuer's outstanding shares of Common Stock, based upon the following assumptions: (i) Imperial exercises the Warrant One for 200,000 shares, (ii) the Loan Two is made in the maximum permitted amount of $2,500,000, (iii) the Stipulated Number of Shares is 100,000, (iv) Imperial exercises the Warrant Two for 100,000 shares, (v) the current market price per share of Common Stock is $13.88 at the time of conversion of the Loans, and (iv) there is no change in the 3,989,815 shares of Issuer's Common Stock outstanding as of August 16, 1996, except for the 300,000 additional shares that are issued upon exercise of the Warrant One and the Warrant Two and the 635,593 shares that are issued upon conversion of the Loans.

          Except as described in the preceding paragraphs, neither Imperial, nor to the best of Imperial's knowledge, none of the individuals listed on Schedule I attached hereto beneficially owns any shares of Issuer's Common Stock.

          (b) Imperial shall have sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock beneficially owned by it.

          (c) There have been no transactions in the Common Stock by Imperial effected during the past sixty (60) days.

          (d) Imperial has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

          (e)  Not applicable.


     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Not applicable.


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  IMPERIAL BANK


September 6, 1996                 By: /s/ Richard M. Baker
                                      ---------------------------
                                      Richard M. Baker
                                      Senior Vice President
                                      and General Counsel

                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                         ----------------------------

          The names, present principal occupations and business addresses of the directors and executive officers of Imperial Bank and its parent corporation, Imperial Bancorp, are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Imperial Bank. To the best of Imperial's knowledge, each of the named individuals is a citizen of the United States.

DIRECTORS OF IMPERIAL BANK
- --------------------------

George L. Graziadio
(Chairman, President and
Chief Executive Officer
of Imperial Bancorp)
Imperial Bank
P.O. Box 92991
Los Angeles, CA  90009

Norman P. Creighton
(President and
Chief Executive Officer
of Imperial Bank)
Imperial Bank
P.O. Box 92991
Los Angeles, CA  90009

Richard K. Eamer
(Retired)
Tenet Healthcare Corp.
2400 Broadway Ave., Ste. 590
Santa Monica, CA  90404

Bernard G. LeBeau
(Retired)
23 Oceancrest Court
Rancho Palos Verdes, CA  90275

Jack H. Leylegian, II
(President)
Leylegian Investment Management
601 Gateway Blvd., Ste. 700
South San Francisco, CA  94080

William L. MacDonald
(President and
Chief Executive Officer)
Compensation Resource Group, Inc.
199 South Los Robles Avenue, Ste. 600
Pasadena, CA  91101

Lee E. Mikles
(Registered Investment Advisor)
Mikles/Miller Management
100 Wilshire Boulevard, 15th Floor
Santa Monica, CA  90401

Paul A. Novelly
(President)
Apex Oil Company
8182 Maryland Avenue
St. Louis, MO  63105

Charles T. Owen
(President/Publisher)
San Diego Business Journal
4909 Murphy Canyon Road, Ste. 200
San Diego, CA  92123

H. Wayne Snavely
(Chairman and
Chief Executive Officer)
Imperial Credit Industries, Inc.
23550 Hawthorne Boulevard, Bldg. 1, Ste. 110
Torrance, CA  90505

M. Norvel Young
(Chancellor Emeritus)
Pepperdine University
24255 Pacific Coast Hwy., TAC-319
Malibu, CA  90263-4507

EXECUTIVE OFFICERS OF IMPERIAL BANK
- -----------------------------------

George L. Graziadio      Chairman
Norman P. Creighton      President & Chief Executive Officer
William L. Capps         Executive Vice President & Chief Administrative Officer
Robert M. Franko         Executive Vice President & Chief Financial Officer
Richard J. Casey         Executive Vice President
James R. Daley           Executive Vice President
Eldon K. Lloyd           Executive Vice President
Daniel R. Mathis         Executive Vice President
Robert S. Muehlenbeck    Executive Vice President
Richard M. Baker         Senior Vice President, General Counsel & Secretary
Karen C. Abajian         Senior Vice President & Controller
Mary J. Adams            Assistant Secretary
Jonnie L. Crawford       Assistant Secretary


Note:  Mail for all Executive Officers can be sent to:

       Imperial Bank
       9920 South La Cienega Boulevard
       Inglewood, CA  90301



DIRECTORS OF IMPERIAL BANCORP
- -----------------------------

George L. Graziadio
(Chairman, President and
Chief Executive Officer
of Imperial Bancorp)
Imperial Bank
P.O. Box 92991
Los Angeles, CA  90009

Norman P. Creighton
(President and
Chief Executive Officer
of Imperial Bank)
Imperial Bank
P.O. Box 92991
Los Angeles, CA  90009

Richard K. Eamer
(Retired)
Tenet Healthcare Corp.
2400 Broadway Ave., Ste. 590
Santa Monica, CA  90404

G. Louis Graziadio, III
(President)
Ginarra Holding, Inc.
1650 South Pacific Coast Hwy., Ste. 308
Redondo Beach, CA  90277

Bernard G. LeBeau
(Retired)
23 Oceancrest Court
Rancho Palos Verdes, CA  90275

Lee E. Mikles
(Registered Investment Advisor)
Mikles/Miller Management
100 Wilshire Boulevard, 15th Floor
Santa Monica, CA  90401

H. Wayne Snavely
(Chairman and
Chief Executive Officer)
Imperial Credit Industries, Inc.
23550 Hawthorne Boulevard, Bldg. 1, Ste. 110
Torrance, CA  90505

M. Norvel Young
(Chancellor Emeritus)
Pepperdine University
24255 Pacific Coast Hwy., TAC-319
Malibu, CA  90263-4507


EXECUTIVE OFFICERS OF IMPERIAL BANCORP
- --------------------------------------

George L. Graziadio      Chairman, President & Chief Executive Officer
Robert M. Franko         Executive Vice President & Chief Financial Officer
Richard M. Baker         Senior Vice President, General Counsel & Secretary
Karen C. Abajian         Senior Vice President & Controller
Joanne Tabor             Vice President
Mary J. Adams            Assistant Secretary
Jonnie L. Crawford       Assistant Secretary


Note:  Mail for all Officers can be sent to:

       Imperial Bank
       9920 South La Cienega Boulevard
       Inglewood, CA  90301